Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
(In millions)	Three Months Ended March 31, 2007	Period from February 1 to December 31, 2006	Period from January 1 to January 31, 2006	2005	2004	2003	2002
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(237)	$47	$22,846	$(21,178)	$(1,724)	$(2,802)	$(3,197)
Add (deduct):
Fixed charges, from below	272	1,051	63	775	606	639	749
Distributed earnings of affiliates	-	4	-	3	2	2	2
Amortization of capitalized interest	-	-	1	14	16	17	17
Minority interest	-	(4)	-	-	-	-	-
Interest capitalized	(5)	(15)	-	3	(1)	(3)	(25)

Earnings (loss) as adjusted	$30	$1,083	$22,910	$(20,383)	$(1,101)	$(2,147)	$(2,454)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$206	$728	$42	$484	$448	$523	$564
Portion of rental expense representative of the interest factor	66	323	21	291	158	116	185

Fixed charges, as above	$272	$1,051	$63	$775	$606	$639	$749

Ratio of earnings to fixed charges	(b )	1.03	363.65	(b )	(b )	(b )	(b )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Earnings were inadequate to cover fixed charges by $242 million for the three months ended March 31, 2007, $21.2 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003 and $3.2 billion in 2002.